Exhibit 11.2

Consents of Independent Auditor

We consent to the use in this Regulation A Offering Statement on Form 1-A of our report dated April 27, 2020, relating to the financial statements of Fundrise For-Sale Housing eFund – Los Angeles CA, LLC, appearing in this Regulation A Offering Statement.

We consent to the use in this Regulation A Offering Statement on Form 1-A of our report dated April 13, 2020, relating to the financial statements of Fundrise National For-Sale Housing eFund, LLC, appearing in this Regulation A Offering Statement.

We consent to the use in this Regulation A Offering Statement on Form 1-A of our report dated April 13, 2020, relating to the financial statements of Fundrise For-Sale Housing eFund – Washington DC, LLC, appearing in this Regulation A Offering Statement.

We also consent to the references of our firm under the heading “Experts” in such Regulation A Offering Statement.

/s/ RSM US LLP

McLean, Virginia

September 4, 2020